

Alan Edwards · 3rd

Chief Executive Officer at San Diego Film Studios Inc

La Jolla, California · 130 connections · **Contact info**

San Diego Film Studi

 **City University of Se**

Experience

Chief Executive Officer

San Diego Film Studios Inc

Feb 2017 – Present · 3 yrs 8 mos

San Diego, California, United States

Undertook a thorough multi-year media industry analysis and formulated in-depth strategic plan defining an enduring marketing competitive advantage in establishing a major film studio in regional proximity to Hollywood. Undertook initial capital raise and selection of key management positions and organizational structure for success. Defined the architectural functional requirements to optimize media customer success, and developed the construction budgets and plans.

CEO Ecodb (Australia and USA)

Ecodb

Jan 2012 – Present · 8 yrs 9 mos

Perth, Sydney, and San Diego

Designed an innovative relational data base structure to store and manipulate time series data sets for use in environmental monitoring, based on insights gained from government consulting assignments in Australia and studies for M.Sc. in ecommerce. Expanded on the data base design and wrote functional requirements for a cloud based data repository for envi **...see mor**

CEO

Aegis Software Inc.

1985 – Present · 35 yrs

Sydney Australia, and San Diego California

• Information Technology Strategic Planning: Has been responsible for in excess of twenty five IT Strategic Plans, with demonstrable entrepreneurial strategies and systems architectures for very high profile projects.

• Organizational Review and Executive Information Systems: Accomplished in extrac ...**see mor**

Managing Director, CEO

Aegis Software Pty Ltd (Australia)

1988 – 1993 · 5 yrs

NSW Australia

Created the largest privately owned software firm in Australia (at the time) and which specialized in the Ingres development environment (similar to Oracle), with a staff of 60 and an annual budget of $4 million. The firm undertook development projects throughout the east coast of Australia, oftentimes using the in-house computing facilities that were loca ...**see mor**

Tri-State Practice Manager & Principal Consultant

Access Technology Ltd. Australia

1978 – 1988 · 10 yrs

NSW Australia

Commenced as Systems Analyst, and progressively promoted to Consultant, then State Manager of successively larger States (Northern Territory, South Australia, and New South Wales); then after a joint venture arrangement with Deloitte, returned again as Regional Manager for three States (Queensland, New South Wales, Northern Territory) and b ...**see mor**

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Education



City University of Seattle

Doctorate Business Administration , Business Technology Platforms and Leadership in the Digital Age, Currently undertaking Dissertation, on Deans list three times

2018 – 2020

Doctorate candidate, 'all but dissertation', in advanced business management. Dissertation is concerned with business technology platforms, their market dominance, advanced business models for financial success.

National University

M.Sc., Electronic Commerce

1998 – 2000

Curtin University, Western Australia

MBA, thesis 'marketing of professional services'

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Volunteer Experience

Committee member for ten years

Center City Development Corporation

Sep 2002 • 1 mo

Economic Empowerment

Downtown residential marketing committee for ten years.



